October 18, 2005

Ms. Angela Jackson
Senior Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W. Mail Stop 4561
Washington, D.C. 20549

RE: HSBC Finance Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 001-8198

Dear Ms. Jackson:

This letter is the response of HSBC Finance Corporation (the "Company" or "HSBC Finance") to the Comment letter issued by your office dated September 29, 2005. We have printed your comments below in bold type, followed by HSBC Finance Corporation's response.

Financial Statements
Consolidated Balance Sheet, page 109
  Please tell us and revise future filings to disclose how you applied the guidance in paragraphs 8(b) and (c) of SOP 01-06 to the receivables that you securitized during each of the periods presented. In addition, given your history of securitizing receivables, tell us how you considered whether all or a portion of your retail receivables should be reported as held for sale as of each balance sheet date.

  Response: Paragraph 8(b) of SOP 01-06 requires non-mortgage loans held for sale be reported at the lower of cost or fair value. Under paragraph 8(c) of SOP 01-06, once a decision has been made to sell loans not previously classified as held for sale, such loans should be transferred into the held for sale classification and carried at the lower of cost or fair value.

  The Company does not originate loans with the specific intent to securitize or sell them. HSBC Finance believes held for sale classification is appropriate only when all of the criteria contained in paragraph 30 of SFAS 144 described below have been met including the identification of the receivables to be securitized or sold in a structure which receives sale treatment under SFAS 140, a commitment by management to sell the identified receivables and a plan for sale being initiated. As of December 31, 2004 and 2003, HSBC Finance did not hold any receivables which met these criteria and, therefore, there were no receivables classified as held for sale. In the event a portion of HSBC Finance's receivable portfolio were to meet the criteria we use to determine held for sale classification, such receivables would be reported as held for sale at the lower of cost or fair value and any appropriate disclosures relating to such activity reported.

  Securitizations and secured financings of consumer receivables have historically been one of many sources of funding for HSBC Finance. The volume of securitizations structured as sales has fluctuated over the past several years based on market conditions including the availability of other sources of funding and demand for certain types of debt securities. In addition, as disclosed in further detail on page 117 of our Form 10-K for the year ended December 31, 2004, beginning in the third quarter of 2004 HSBC Finance began to structure all new secured funding transactions as secured financings rather than sales under SFAS 140 in order to align our accounting treatment with that of our parent. If a pool of assets has been identified and a decision is made to sell them, either in a securitization structured as a sale or in a transaction directly with a third party, HSBC Finance applies the guidance contained in paragraphs 8(b) and 8(c) of SOP 01-06.

  In order to ensure compliance with paragraph 8(b) and 8(c) of SOP 01-06, HSBC Finance considers the guidance contained in paragraph 30 of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in determining whether all or a portion of its consumer receivables should be classified as held for sale at each balance sheet date. Paragraph 30 of SFAS 144 requires that assets to be sold be classified as held for sale in the period in which all of the following criteria are met:

  a. Management, having the authority to approve the action, commits to a plan to sell the asset;

  b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

  c. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

  d. The sale of the asset is probable, and the transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31;

  e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

  f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

  Certain securitization trusts, such as credit cards, are established at fixed levels and, due to the revolving nature of the underlying receivables, require the sale of new receivables into the trust to replace runoff. Because such replenishment occurs daily, there are no receivables reported on the Company's balance sheet at any given date which represent amounts intended to be sold to investors.

  Consolidated Statement of Cash Flows, page 112

  Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and securitization of receivables.

  Response: Paragraph 9 of SFAS 102 discusses similarities between loans which may be originated or purchased specifically for resale and, therefore, are held for short periods of time and securities or other assets held in a trading account. Paragraph 9 requires cash receipts and cash payments resulting from acquisitions and sales of loans to be classified as operating cash flows in the Statement of Cash Flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market. Paragraph 9 also indicates that if loans were acquired as investments, cash receipts from sales of those loans should be classified as investing cash inflows, regardless of a change in purpose for holding those loans.

  HSBC Finance does not originate loans with the intent to resell them. Securitizations of consumer receivables which receive sale treatment under SFAS 140 have been entered into solely to provide a source of liquidity to the Company and have been one of many different sources of funding available. Because of this, and as HSBC Finance did not have any loans classified as held for sale for the reasons described in the response to Question 1 above, cash flows from acquisitions and sales of loans were classified as cash flows from investing activities in accordance with paragraphs 16 and 17 of SFAS 95 and paragraph 9 of SFAS 102 in the Consolidated Statement of Cash Flows.

  Note 2 - Significant Accounting Policies
  Receivables, page 114
  We note your disclosure that receivables are carried at amortized cost. Please revise future filings to clarify your definition of "amortized cost" and disclose how this policy complies with paragraph 8(a) of SOP 01-06.

Response: In future filings, we will revise the Receivables accounting policy disclosure in Footnote 2 to better explain the definition of "amortized cost" consistent with the guidance contained in paragraph 8(a) of SOP 01-06. The following language will be added to the policy disclosure, replacing the first two sentences which currently exist:

"Receivables Finance receivables are carried at amortized cost which represents the principal amount outstanding, net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, purchase accounting fair value adjustments as a result of our merger with HSBC and premiums or discounts on purchased loans. Finance receivables are further reduced by credit loss reserves and unearned credit insurance premiums and claims reserves applicable to credit risks on consumer receivables."

HSBC Finance believes this policy to be appropriate for loans which are not held for sale, consistent with the guidance contained in paragraph 8(a) of SOP 01-06.

In connection with the responses provided above, HSBC Finance hereby acknowledges that:

  HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and
  HSBC Finance may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter, our responses or the referenced filings, please call Patrick D. Schwartz, Vice President - Deputy General Counsel-Corporate of HSBC Finance Corporation (847) 564-6301 or Beverley A. Sibblies, Senior Vice President and Chief Financial Officer of HSBC Finance Corporation (847) 597-5034.

Sincerely,

/s/ Beverley A. Sibblies

Beverley A. Sibblies
Senior Vice President and Chief Financial Officer
HSBC Finance Corporation